Exhibit 99.1

Hydro One Files Transmission Rate Application with the Ontario Energy Board

Toronto, May 31, 2016 – Hydro One Limited (TSX: H) and Hydro One Inc. (“Hydro One”) announced today that Hydro One Inc.’s wholly-owned subsidiary, Hydro One Networks Inc., has filed an application with its regulator, the Ontario Energy Board (“OEB”), seeking the OEB’s approval of its Cost of Service Transmission Revenue Requirement for 2017 and 2018.

A copy of Hydro One’s application is available at:

http://www.hydroone.com/RegulatoryAffairs/Pages/TxRates.aspx

About Hydro One

Hydro One Limited is Ontario’s largest electricity transmission and distribution company headquartered in Toronto, Ontario with approximately $24.5 billion in assets and 2015 revenues of over $6.5 billion. The company delivers electricity safely and reliably to over 1.3 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates an approximately 29,000 circuit km high-voltage transmission network and an approximately 123,000 circuit km primary low voltage distribution network in Ontario. Hydro One Limited common shares are listed on the Toronto Stock Exchange (TSX: H). Additional information about Hydro One, including the full year 2015 Consolidated Financial Statements and Management’s Discussion and Analysis, can be accessed at www.sedar.com and www.HydroOne.com/Investors.

Forward-Looking Statements and Information

This press release and the application to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Such information includes, but is not limited to: expectations regarding developments in the statutory and operating framework for electricity distribution and transmission in Ontario including changes to codes, licenses, rates, rate orders, cost recovery, rates of return, rate structures and revenue requirements in both our transmission and distribution businesses and the timing of decisions from the OEB; expectations regarding our financing activities; statements regarding future capital expenditures and our investment plans; expectations regarding the timing of our projects; and statements regarding future pension contributions. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will”, “can”, “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact

Investors:

Bruce M. Mann

Investor Relations

investor.relations@hydroone.com

416-345-5722

Media:

Daffyd Roderick

Corporate Communications

media.relations@hydroone.com

416-345-6868

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